August 15, 2018

Kevin Haas
Vice President, Finance
Versartis, Inc.
1020 Marsh Road
Menlo Park, CA 94025

       Re: Versartis, Inc.
           Registration Statement on Form S-4
           Filed August 3, 2018
           File No. 333-226594

Dear Mr. Haas:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you have submitted a request for confidential treatment in connection with the filing of your registration statement. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Haas
Versartis, Inc.
August 15, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameKevin Haas
                                                           Division of
Corporation Finance
Comapany NameVersartis, Inc.
                                                           Office of Healthcare
& Insurance
August 15, 2018 Page 2
cc:       Kenneth Guernsey
FirstName LastName